Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations	Nimish P. Patel (310) 312-3102 Phone (310) 231-8302 Fax nxp@msk.com

May 23, 2018

Via Edgar

Anne Nguyen Parker
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Re:	HyreCar Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 30, 2018 CIK No. 0001713832

Ladies and Gentlemen:

On behalf of HyreCar Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated May 10, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on April 30, 2018. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The Company advises the Staff that it publicly filed its Registration Statement on Form S-1 (the “Registration Statement”) on May 23, 2018, which includes changes to reflect responses to the Staff’s comments. The page references in our responses are to the revised prospectus included in the Registration Statement.

Dilution, page 22

1.	Refer to the second paragraph where you disclose the historical net tangible book value (deficit) and related per share. Please clarify that the per share deficit is $(0.24) rather than $(0.16), which is inclusive of the convertible preferred stock prior to its automatic conversion into common stock as discussed in the third paragraph regarding disclosure of the pro forma net tangible book value (deficit). In this regard, clarify in the second paragraph that the net tangible book value (deficit) is solely based on the historical amounts as shown in your balance sheet at page F-3, without giving effect to the preferred stock conversion.

In response to the Staff’s comment, the Company has clarified that (i) the historical net tangible book value per share deficit includes the convertible preferred stock prior to its automatic conversion into common stock and (ii) the net tangible book value (deficit) is solely based on the historical amounts as shown in our balance sheet as March 31, 2018 without giving effect to the preferred stock conversion.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683
Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

If you have any questions regarding the responses set forth above, please do not hesitate to contact me or Blake Baron, Esq. at (310) 312-3102 or (917) 546-7709, respectively.

Sincerely,

/s/ Nimish Patel

Nimish Patel, Esq.

cc:	Joseph Furnari, HyreCar, Inc.

Blake Baron, Mitchell Silberberg & Knupp LLP
Philip Magri, Magri Law, LLC